UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2007
DEUTSCHE BANK CORPORATION
(Translation of Registrant’s Name Into English)
Deutsche Bank Aktiengesellschaft
Taunusanlage 12
60325 Frankfurt am Main
Germany
(Address of Principal Executive Offices)
            Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   X       Form 40-F
             Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
   Yes               No  X

Explanatory note

     This Report on Form 6-K contains the “Transition Report — 2006 IFRS Comparatives” (the “Transition Report”) for Deutsche Bank AG and its consolidated subsidiaries (the “Group”). Through the publication of its 2006 Annual Report on Form 20-F, which was filed with the U.S. Securities and Exchange Commission on March 27, 2007, the Group reported its financial results under U.S. GAAP. With effect from January 1, 2007, the Group is required to prepare its financial statements in accordance with International Financial Reporting Standards (“IFRS”) as endorsed by the European Union. The Group will prepare its first IFRS Annual Report for the year ended December 31, 2007 (with reconciliations to U.S. GAAP as required by SEC regulations). The Transition Report summarizes and analyzes the principal effects that the adoption of IFRS had on the Group’s previously published U.S. GAAP 2006 financial information.

     This Report on Form 6-K and the Transition Report attached hereto as an exhibit are hereby incorporated by reference into Registration Statement No. 333-137902 of Deutsche Bank AG.

Exhibits

     Exhibit 99.1:  Deutsche Bank AG’s Transition Report — 2006 IFRS Comparatives

Forward-looking statements contain risks

     This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations. Any statement in this report that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

     By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our management agenda, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of March 27, 2007 on pages 9 through 15 under the heading “Risk Factors.” Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir.

Use of non-GAAP financial measures

     This report contains non-GAAP financial measures, which are measures of our historical or future performance, financial position or cash flows that contain adjustments that exclude or include amounts that are included or excluded, as the case may be, from the most directly comparable measure calculated and presented in accordance with IFRS or U.S. GAAP, as the case may be, in our financial statements. Examples of our non-GAAP financial measures are average active equity and the ratios pre-tax return on average active equity and return on average active equity (post-tax) based thereon. The most directly comparable measure to average active equity is average total shareholders’ equity and the most directly comparable ratios to these ratios are pre-tax return on average total shareholders’ equity and return on average total shareholders’ equity (post-tax), respectively. For descriptions of these and other non-GAAP financial measures, please refer to page 47 of the Transition Report and page (v) of our 2006 Annual Report on Form 20-F (and the other pages referred to on such page).

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Deutsche Bank Aktiengesellschaft
Date:  April 19, 2007
By:    /S/  Martin Edelmann
Name: Martin Edelmann
Title:  Managing Director

By:    /S/  Mathias Otto
Name: Mathias Otto
Title:  Managing Director and Senior Counsel